AROUND LABS, INC.
(dba Banter)

I, Diego Villarreal, certify that:

1) The financial statements of Around Labs, Inc. (dba Banter) included in this Form are true and complete in all material respects; and
2) The tax return information of Around Labs Inc included in this Form reflects accurately the information reported on tax return for Around Labs, Inc. for the fiscal years ended December 31, 2015 and 2014:

Tax Year	Total Income	Taxable Income	Total Tax
2015	$21,602	-$237,257	$0
2014	-$40,079	-$40,079	$0



_____
Diego Villarreal
CEO
Around Labs, Inc.
June 27, 2016

AROUND LABS, INC.
(dba Banter)
Financial Statements (unaudited)
Years Ended December 31, 2015 and 2014

Contents:

Around Labs, Inc. (dba Banter)
Balance Sheets (Unaudited)
December 31, 2015 and 2014

	December 31,	
	2015	2014
ASSETS		
Current Assets		
Checking/Savings		
1000 · Cash		
1001 · SVB - Checking xx7679	$15,195.48	$64,083.03
Total 1000 · Cash	$15,195.48	$64,083.03
Total Checking/Savings	$15,195.48	$64,083.03
Other Current Assets		
1201 · Other Current Asset	$-	$-
1205 · Loan to Founder & Investors	$-	$-
1210 · Founder Receivable	$46.00	$-
1215 · Employee Advance	$400.21	$-
Total 1201 · Other Current Asset	$446.21	$-
1400 · Prepaid Expenses	$-	$-
1405 · Prepaid Salary	$30,760.66	$-
1420 · Other Prepaid Expenses	$-	$-
Total 1400 · Prepaid Expenses	$30,760.66	$-
Total Other Current Assets	$31,206.87	$-
Total Current Assets	$46,402.35	$-
TOTAL ASSETS	**$46,402.35**	**$64,083.03**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
2400 · Other Current Liabilities	$-	$-
2405 · Payroll Liabilities	$-	$-
2410 · Accrued Interest Payable	$2,164.34	$164.38
2420 · Accrued Payroll Taxes	$6,675.50	$-
2440 · Accrued Liability	$-	$-
Total 2400 · Other Current	$8,839.84	$164.38

Liabilities		
Total Other Current Liabilities	$8,839.84	$164.38
Total Current Liabilities	$8,839.84	$164.38
Long Term Liabilities		
2500 · Long-Term Liabilities	$-	
2520 · Loans from Shareholders	$40,000.00	$100,000.00
Total 2500 · Long-Term Liabilities	$40,000.00	$100,000.00
Total Long Term Liabilities	$40,000.00	$100,000.00
Total Liabilities	$48,839.84	$100,164.38
Equity		
3050 · Contributed Capital	$-	$-
3100 · Common Stock	$315,539.01	$40,302.98
3300 · Retained Earnings	$(80,756.35)	$-
Net Income	$(237,220.15)	$(70,519.73)
Total Equity	$(2,437.49)	$(30,216.75)
TOTAL LIABILITIES & EQUITY	**$46,402.35**	**$69,947.63**

Around Labs, Inc. (dba Banter)
Statements of Comprehensive Income (Unaudited)
December 31, 2015 and 2014

| | December 31, | |
	2015	2014
INCOME		
4000 · Sales	$21,601.80	$-
Total Income	$21,601.80	$-
Gross Profit	$21,601.80	$-
EXPENSE		
6000 · Operating Expenses		
6101 · Gross Payroll	$145,702.01	$-
6105 · Payroll Taxes	$12,198.53	$-
6120 · Employee Benefits	$11,338.21	$-
6130 · Payroll & Benefit Processing Fe	$374.55	$-
6140 · Contractor Salary	$10,689.50	$32,197.50
Total 6100 · Salaries/ Payroll Expenses	$180,302.80	$32,197.50
6210 · Advertising and Promotion	$23,029.68	$9,024.06
Total 6200 · Sales and Marketing	$23,029.68	$9,024.06
6310 · Office Rent	$20,100.00	$17,956.45
6350 · Office Supplies	$137.44	$539.00
6360 · Repairs and Maintenance	$80.12	$-
Total 6300 · Facility Expenses	$20,317.56	$18,495.45
6405 · Bank Service Charges	$70.00	$-
6410 · Business Licenses and Permits	$143.32	$-
6416 · On-Line Service	$9,180.77	$3,025.59
6420 · Insurance Expense	$974.00	$-
6430 · Postage and Delivery	$39.00	$-
6450 · Miscellaneous Expense	$97.00	$-
Total 6400 · General & Administrative	$10,504.09	$3,025.59
6520 · Ground Transportation	$39.54	$-
Total 6500 · Travel Expense	$39.54	$-
6710 · Accounting Services	$12,333.37	$-
6730 · Consultig - Non-Engineering	$3,814.65	$167.50
6740 · Legal Fees	$4,404.80	$7,045.25
Total 6700 · Professional Services	$20,552.82	$7,212.75
Total 6000 · Operating Expenses	$254,746.49	$69,955.35

TOTAL EXPENSE	$254,746.49	$69,955.35
NET ORDINARY INCOME	$(233,144.69)	$(69,955.35)
Other Income/Expense		
7100 · Interest Expense	$1,999.96	$164.38
8000 · Tax Expenses	$2,075.50	$400.00
Total Other Expense	$4,075.46	$564.38
Net Other Income	$(4,075.46)	$(564.38)
NET INCOME	**$(237,220.15)**	**$(70,519.73)**


Around Labs, Inc. (dba Banter)
Statements of Cash Flows (Unaudited)
December 31, 2015 and 2014


	December 31,	
	2015	2014
OPERATING ACTIVITIES		
Net Income	$(237,220.07)	$(70,519.73)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
1201 · Other Current Asset:1215 · Employee Advance	$(400.21)	$-
1201 · Other Current Asset:1210 · Founder Receivable	$(4,867.68)	$-
1400 · Prepaid Expenses:1405 · Prepaid Salary	$(25,729.12)	$-
1400 · Prepaid Expenses:1420 · Other Prepaid Expenses	$169.86	$-
2400 · Other Current Liabilities:2410 · Accrued Interest Payable	$1,660.24	$164.38
2400 · Other Current Liabilities:2420 · Accrued Payroll Taxes	$6,675.42	$-
2400 · Other Current Liabilities:2405 · Payroll Liabilities	$-	$-
2400 · Other Current Liabilities:2440 · Accrued Liabilities	$-	$-
Net cash provided by Operating Activities	$(259,711.56)	$(70,355.35)
FINANCING ACTIVITIES		
2500 · Long-Term Liabilities:2520 · Loans from Shareholders	$(4,675.00)	
3050 · Contributed Capital	$(60,000.00)	$100,000.00
3100 · Common Stock	$275,499.01	$40,262.98
Net cash provided by Financing Activities	$210,779.56	$140,262.98
Net cash increase for period	$(48,887.55)	$69,907.63
Cash at beginning of period	$64,083.03	$(5,824.60)
Cash at end of period	**$15,195.48**	**$64,083.03**

Around Labs, Inc. (dba Banter)
Statements of Changes in Stockholder's Equity (Unaudited)
December 31, 2015 and 2014

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
Balance at 1 January 2014	$40.00	$-	$-	$-
Changes in equity for the year 2014				
Issue of share capital	$40,262.98	$-	$-	$40,262.98
Income for the year	$-	$(80,756.35)	$-	$(80,756.35)
Revaluation gain	$-	$-	$-	$-
Dividends	**$-**	**$-**	**$-**	**$-**
Balance at 31 December 2014	$40,302.98	$(80,756.35)	$-	$(40,453.37)
Changes in equity for the year 2015				
Issue of share capital	$275,499.00	$-	$-	$275,499.00
Income for the year		$(237,220.15)	$-	$(237,220.15)
Revaluation gain		$-	$-	$-
Dividends		$-	$-	$-
Balance at 31 December 2015	$315,801.98	$(317,976.50)	$-	$(2,174.52)

Around Labs, Inc. (dba Banter)
Notes to the Financial Statements (Unaudited)
December 31, 2015 and 2014

1. GENERAL

Around Labs, Inc., a Delaware C-Corp was formed August 26, 2013. Around Labs develops and operates all mobile and web products related to Banter, an online nightlife platform. The financial statements are expressed in US dollars. The Company is not a subsidiary nor does it have any subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are unaudited and have been prepared using accounting principles generally accepted in the United States that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is currently seeking funding in order to finance its business strategy, operations and growth through the issuance of equity, debt, or a combination of the two. The failure to obtain this funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company has never had revenue and is reporting a growing accumulated deficit. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company is a development stage company and during the years ended December 31, 2014 and 2015 there have been no sales and limited operations. In accordance with U.S. general accepted accounting principle ASU 2014-10, the Company is not required to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in a development stage.

Nature of Operations

The principle activities of the Company are the development and operation of the Banter mobile and web application.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

The company expenses research and development costs as incurred.

Income Taxes

Income tax expense includes the current year income tax paid or payable (or refundable), and the change in deferred tax assets and liabilities. A deferred tax asset or liability results from the difference between

the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when recovered or settled.

In accordance with Accounting Standard ASC 740, uncertain tax positions are recognized if management believes it is more likely than not that a tax position will be sustained based on the merits of the position, presuming the position will be examined by an appropriate tax authority having full knowledge of all relevant information. As of December 31, 2014 and 2015, the Company had no uncertain tax positions that qualify for recognition in the financial statements.

For the periods presented the Company was a pass-through entity and as such no taxes or deferred tax assets or liabilities are reported at the company level.

3. SHAREHOLDER'S EQUITY

Common Stock
The company has authorized 10,000,000 shares of common stock. The company issued 4,000,000 shares to the CEO at inception at a par value of $40.00. The Company issued 315788 shares in 2014 and 1,602,457 shares in 2015, including 599,415 shares issued to the CTO at a par value of $5.99.

The company has authorized 546,134 shares for a stock incentive plan. 120,284 options have been issued and are outstanding.

4. CONTINGENCIES

The company has never been involved in any litigation, there is no pending threatened litigation of which management is aware, and there are no contingent liabilities of which management is aware.